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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

ASTEX PHARMACEUTICALS, INC.
(Name of Subject Company)

Autumn Acquisition Corporation
(Offeror)
a wholly owned direct subsidiary of
 Otsuka America, Inc.
(Direct Parent of Offeror)
a wholly owned indirect subsidiary of
 Otsuka Pharmaceutical Co., Ltd.
(Parent of Offeror)
a wholly owned subsidiary of
 Otsuka Holdings Co., Ltd.
(Ultimate Parent of Offeror)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

04624B10
(CUSIP Number of Class of Securities)

Hajime Seki
General Counsel and Director of Legal Affairs Department
Otsuka Holdings Co., Ltd.
Shinagawa Grand Central Tower
2-16-4 Konan, Minato-ku, Tokyo 108-8241, Japan
+81-3-6717-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mitsuhiro Kamiya Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 21st Floor 1-6-1 Roppongi, Minato-ku, Tokyo, 106-6021 Japan +81-3-3568-2600	Kenton King Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301 (650) 470-4500	Hiroshi Sarumida Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$940,579,868	$128,295.09

(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $8.50 per share of common stock of Astex Pharmaceuticals, Inc., par value $0.001 per share, ("Shares") by 110,656,455 Shares, which is the sum of (i) 95,006,917 Shares issued and outstanding, (ii) 15,464,910 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options to purchase Shares and (iii) 184,628 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding warrants.
(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.00013640.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: None
  Form of Registration No.: N/A
  Filing Party: N/A
  Date Filed:            N/A

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    Third-party offer subject to Rule 14d-1.
    ☐
    Issuer tender offer subject to Rule 13e-4.
    ☐
    Going-private transactions subject to Rule 13e-3.
    ☐
    Amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this "Schedule TO") is filed by Autumn Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned indirect subsidiary of Otsuka Pharmaceutical Co., Ltd., a joint stock company organized under the laws of Japan ("Parent"). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Astex Pharmaceuticals, Inc., a Delaware corporation ("Astex"), at a purchase price of $8.50 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and less any applicable withholding taxes payable in respect thereof, upon the terms and subject to the conditions set forth in (1) the Offer to Purchase, dated September 13, 2013 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), which is set forth as Exhibit (a)(1)(A) hereto, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the "Offer").

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    As described in the Offer to Purchase, the subject company to which this Schedule TO relates is Astex Pharmaceuticals, Inc., a Delaware corporation. The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Astex" is incorporated herein by reference.

        (b)    Securities.    This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of Astex Pharmaceuticals, Inc. As of the close of business on September 12, 2013, Astex advised Parent that there were 95,006,917 Shares issued and outstanding.

        (c)    Trading Market and Price.    The information set forth in the section in the Offer to Purchase entitled "Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)    Name and address.    The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" and in Schedule I to the Offer to Purchase entitled "Information Relating to Parent and Purchaser" is incorporated herein by reference.

        (b)    Business and Background of Entities.    The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" is incorporated herein by reference.

        (c)    Business and Background of Natural Persons.    The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" and in Schedule I to the Offer to Purchase entitled "Information Relating to Parent and Purchaser" is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.    The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)    Transactions.    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Certain Information Concerning Parent and Purchaser," "Background of the Transaction; Past Contacts or Negotiations with Astex," and "The Merger Agreement; Other Agreements" is incorporated herein by reference.

        (b)    Significant Corporate Events.    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Background of the Transaction; Past Contacts or Negotiations with Astex," and "Purposes of the Offer; Plans for Astex" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes.    The information set forth in the section of the Offer to Purchase entitled "Purpose of the Offer; Plans for Astex" is incorporated herein by reference.

        (c)    Plans.    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Price Range of Shares; Dividends," "Background of the Transaction; Past Contacts or Negotiations with Astex," "Certain Effects of the Offer," "Purpose of the Offer; Plans for Astex," "The Merger Agreement; Other Agreements," and "Dividends and Distributions" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," and "Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a) and (b) Securities Ownership; Securities Transactions. The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" and in Schedule I to the Offer to Purchase entitled "Information Relating to Parent and Purchaser" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    The information set forth in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        (a) and (b) Financial Information; Pro Forma Information. Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser," "Background of the Transaction; Past Contacts or Negotiations with Protection One," "Purpose of the Offer; Plans for Protection One" and "The Merger Agreement; Other Agreements" is incorporated herein by reference.

        (a)(2) The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for Astex," "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(3) The information set forth in the sections of the Offer to Purchase entitled "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(4) The information set forth in the section of the Offer to Purchase entitled "Certain Effects of the Offer" is incorporated herein by reference.

        (a)(5) The information set forth in the section of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (b)   To the extent not already incorporated into this Schedule TO, the information set forth in the Offer to Purchase and in the related Letter of Transmittal, in each case as of the date hereof, is incorporated herein by reference. Additional information from future filings with the SEC may be incorporated by reference herein by amending this Schedule TO.

Item 12.    Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 13, 2013*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on September 13, 2013
(a)(1)(G)	Press Release of Otsuka Pharmaceutical Co., Ltd., dated September 13, 2013
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of September 5, 2013, by and among Otsuka Pharmaceutical Co., Ltd., Autumn Acquisition Corporation and Astex Pharmaceuticals, Inc.
(d)(2)	Confidentiality Agreement, dated as of July 3, 2013 between Otsuka Pharmaceutical Co., Ltd. and Astex Pharmaceuticals, Inc.
(d)(3)	Letter of Amendment, dated as of August 5, 2013, to the Confidentiality Agreement, dated as of July 3, 2013 between Otsuka Pharmaceutical Co., Ltd. and Astex Pharmaceuticals, Inc.
(g)	Not applicable
(h)	Not applicable

*
Included in mailing to stockholders.

Item 13.    Information required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2013

Otsuka Holdings Co., Ltd.
By:	/s/ TATSUO HIGUCHI
Name:	Tatsuo Higuchi
Title:	President and Representative Director, CEO
Otsuka Pharmaceutical Co., Ltd.
By:	/s/ TARO IWAMOTO, PH.D.
Name:	Taro Iwamoto, Ph.D.
Title:	President and Representative Director
Otsuka America, Inc.
By:	/s/ NORIKO TOJO
Name:	Noriko Tojo
Title:	President and CEO
Autumn Acquisition Corporation
By:	/s/ TOSHIKI SUDO
Name:	Toshiki Sudo
Title:	President

 Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 13, 2013*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on September 13, 2013
(a)(1)(G)	Press Release of Otsuka Pharmaceutical Co., Ltd., dated September 13, 2013
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of September 5, 2013, by and among Otsuka Pharmaceutical Co., Ltd., Autumn Acquisition Corporation and Astex Pharmaceuticals, Inc.
(d)(2)	Confidentiality Agreement, dated as of July 3, 2013 between Otsuka Pharmaceutical Co., Ltd. and Astex Pharmaceuticals, Inc.
(d)(3)	Letter of Amendment, dated as of August 5, 2013, to the Confidentiality Agreement, dated as of July 3, 2013 between Otsuka Pharmaceutical Co., Ltd. and Astex Pharmaceuticals, Inc.
(g)	Not applicable
(h)	Not applicable

*
Included in mailing to stockholders.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits
  Item 13. Information required by Schedule 13E-3 .
SIGNATURE
Exhibit Index